SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.#     )

HYDROGENICS CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

448883207

(CUSIP Number)

Benjamin A. Howe

Holland & Knight

10 Saint James Avenue, 11th Floor

Boston, MA 02116

617-305-2052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,682,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,682,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,742
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the common shares (the “Common Shares”) of Hydrogenics Corporation (the “Issuer”), having a principal place of business at 220 Admiral Boulevard, Mississauga, Ontario L5T 2N6.

Item 2.	Identity and Background.

This Statement on Schedule 13D is being filed on behalf Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”). Also included herein, in accordance with the provisions of General Instruction C to Schedule 13D, is information concerning the general partner of the Hejili, Xueqing Industry Investment Management (Pingtan) Co., Ltd. (“Xueqing” and collectively with Hejili, the “Reporting Persons”). The principal office of Hejili is no. 1381, Zone A, Level 15, Fuzhou Bonded Zone Complex, Fujian Province, P.R. CHINA. The principal office of Xueqing is Jinjingwan Ave. Taiwan Entrepreneurship Park, Fujian, P.R. CHINA. The principal business of Hejili is to make investments as an investment fund. The principal business of Xueqing is management of investment funds. During the last five years, neither of the Reporting Persons were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used by Hejili to purchase the Purchased Shares (as defined below) were obtained from the available investment capital of Hejili, as has been contributed to Hejili by partners of Hejili and subject to certain equity pledges (unrelated to the Purchased Shares) by and among Hejili and certain partners of Hejili under Chinese law.

Item 4.	Purpose of the Transaction.

Hejili acquired the Purchased Shares for investment purposes and with a view towards a possible strategic commercial relationship by and between the Issuer and Fujian Snowman Co., Ltd. (SZSE:002639) a limited partner of Hejili. On April 27, 2017, Hejili entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) for purchase of the Purchased Shares. Provided that Hejili does not cease to hold at least 5% of the total number of outstanding Common Shares for a period of thirty (30) consecutive days, Hejili has the right to acquire additional Common Shares in accordance with pre-emptive rights described in Section 4.3 of the Subscription Agreement (and subject to the exceptions described therein) (the “Pre-Emptive Rights”). As more specifically described in Section 4.4 of the Subscription Agreement and provided that Hejili does not cease to hold more than 10% of the outstanding Common Shares for a period in excess of thirty (30) consecutive days or more than once in any one-year period, the Issuer will (A) cause a nominee of Hejili (each such nominee a “Nominee”) to be included in the slate of nominees proposed by the Issuer to the shareholders of the Issuer for election as directors and (B) use commercially reasonable efforts to cause the election of each such Nominee (the “Board Right”).

Item 5.	Interest in Securities of the Issuer.

On June 27, 2017, pursuant to the Subscription Agreement, Hejili acquired 2,682,742 Common Shares (the “Purchased Shares”) representing approximately 17.6% of the total number of outstanding capital shares of the Issuer. Neither of the Reporting Persons beneficially owns any other securities of the Issuer. Hejili has sole power to vote the Purchased Shares and sole power to dispose of the Purchased Shares, subject to the limitations on transfer described in the Subscription Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Subscription Agreement includes, without limitation, the following provisions: (i) the Pre-Emptive Rights; (ii) the Board Right; (iii) Hejili shall be restricted from transferring the Purchased Shares as described in Section 4.5(a) of the Subscription Agreement; and (iv) Hejili shall not vote the Purchased Shares (A) against nominees to the board of directors that are nominated and publicly recommended by the Issuer or (B) against the public recommendation of a unanimous board of the Issuer (excluding directors who have abstained from voting for reasons of conflict of interest and the Nominee), all as more specifically described in Section 4.5(b) of the Subscription Agreement.

Item 7.	Material to be Filed as Exhibits.

The Subscription Agreement, dated April 27, 2017, by and between the Reporting Person and the Issuer included as Exhibit 99.2 to the Form 6-K of the Issuer filed with the Commission on May 3, 2017 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2017

Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership

By: Xueqing Industry Investment Management (PINGTAN) Co., Ltd., its General Partner

By:	/s/Zhishu Zheng
Zhishu Zheng, Legal Representative (General Counsel)

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